Filed by Aberdeen Chile Fund, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

(the “Exchange Act”)

Subject Companies:

Aberdeen Emerging Markets Smaller Company Opportunities Fund, Inc.;

Exchange Act File No. 005-47548

Aberdeen Latin America Equity Fund, Inc.

Exchange Act File No. 005-42282

Aberdeen Israel Fund, Inc.

Exchange Act File No. 005-54927

Aberdeen Indonesia Fund, Inc.

Exchange Act File No. 005-40987

Aberdeen Singapore Fund, Inc.

Exchange Act File No. 005-59327

Aberdeen Greater China Fund, Inc.

Exchange Act File No. 005-51363

FOR IMMEDIATE RELEASE

For More Information Contact:

Aberdeen Asset Management Inc.

Investor Relations

1-800-522-5465

InvestorRelations@aberdeenstandard.com

Seven Aberdeen-advised Closed-end Funds Announce Proposed Consolidation into a Restructured Existing Closed-end Fund to create Aberdeen Emerging Markets Equity Income Fund, Inc. and Undertake a Tender Offer; Shareholder Approvals Required

Philadelphia, October 4, 2017 — The Board of Directors of each of the Acquired Funds listed below, each of which is a closed-end investment company advised by one or more affiliates of Aberdeen Asset Management Inc., acting separately, announces that it has approved a consolidation of its respective Acquired Fund into the Acquiring Fund, subject to the receipt of necessary shareholder approvals by each Fund:

Acquired Funds:

•                  Aberdeen Emerging Markets Smaller Company Opportunities Fund, Inc. (NYSE American: ABE)

•                  Aberdeen Latin America Equity Fund, Inc. (NYSE American: LAQ)

•                  Aberdeen Israel Fund, Inc. (NYSE American: ISL)

•                  Aberdeen Indonesia Fund, Inc. (NYSE American: IF)

•                  Aberdeen Singapore Fund, Inc. (NYSE: SGF)

•                  Aberdeen Greater China Fund, Inc. (NYSE: GCH)

Acquiring Fund:

•                  Aberdeen Chile Fund, Inc. (NYSE American: CH)

The consolidation of an Acquired Fund is subject to approval by the shareholders of each such Fund.  In addition,  the approval of the shareholders of the Acquiring Fund  will be required for  the changes to the Acquiring Fund described below and for the issuance of shares by the Acquiring Fund in connection with the consolidations.

The Chairman of the Acquiring Fund said, “We welcome inquiries from other closed-end funds whose shareholders may be attracted to an emerging markets equity income strategy about joining the consolidation.”

The Board of Aberdeen Chile Fund, Inc. announces that it has approved the consolidation of each Acquired Fund into the Aberdeen Chile Fund, Inc. as well as changes to the Fund’s name, ticker symbol, investment objective and certain investment policies. Some of the Acquiring Fund changes are subject to shareholder approval and, all changes, provided shareholder approval is obtained, would be effective upon the closing of a consolidation with one or more Acquired Funds (the “Effective Date”). As a result of the proposed changes, as of the Effective Date, the Acquiring Fund will be renamed Aberdeen Emerging Markets Equity Income Fund, Inc. and will invest in emerging market equity securities in order to seek total return, consisting of a combination of capital appreciation and income. The Acquiring Fund may also use leverage to achieve its objective. It is anticipated that the Fund’s benchmark would be the MSCI Emerging Markets Index. The Fund would trade on the NYSE American (formerly, NYSE MKT) under a new ticker symbol, expected to be AEF.

The Aberdeen Emerging Markets Equity Income Fund, Inc. strategy will seek to capitalize on Aberdeen’s global emerging market equity capability by investing in a global portfolio of emerging market securities. The consolidation of these closed-end funds will create a dividend generating emerging market closed-end fund that is larger in size than any of the Acquired Funds, which may help to provide improved liquidity of shares, a lower overall expense ratio and improved market awareness including research coverage. The combined fund is currently anticipated to generate higher distributable income compared to the Funds individually.  Aberdeen and the Boards believe the combined fund will provide investors with the opportunity to have exposure to the growth potential of emerging markets and diversify their sources of income.

Prior to the consolidation, an Acquired Fund may be required to make a capital gains distribution. Following the consolidation, the Acquiring Fund will commence a tender offer for shares of the Acquiring Fund at 99% of NAV. In addition, it is anticipated that the Acquiring Fund will realize capital gains in connection with reconfiguration of its portfolio following the consolidation. It is expected that assets distributed in the tender offer  together  with capital gains accrued to-date by the Acquiring Fund and to be distributed in 2018 will aggregate up to a maximum distribution of 50%, and not less than 40%, of the net assets of the combined fund. The price, size and terms of the offer will be determined at a later date.

Subject to the completion of the consolidation, the current Board of the Acquiring Fund will also establish a targeted discount policy, which will seek to manage the Acquiring Fund’s discount by: (1) committing the Fund to buy back shares in the open market when the Fund’s shares trade at a discount of 10% or more to NAV and (2) undertaking a 15% tender offer if the average discount exceeds 11% over any rolling twelve-month period commencing on the closing of the consolidation and ending on December 31, 2019.

The investment adviser(s) to each Fund and the Board of each Fund believe that the proposed consolidation is in the best interests of the shareholders of that Fund.

Additional information regarding the consolidation and the combined fund will be presented in a combined prospectus/proxy statement sent to the Acquired Funds’ shareholders and a proxy statement sent to the Acquiring Fund’s shareholders. Acquiring Fund shareholders will be asked to vote on changes to the Fund’s investment policies and other matters to restructure the Fund into one with an emerging markets equity income strategy to facilitate the proposed consolidation at a shareholder meeting targeted for the first quarter of 2018. Acquiring Fund shareholders will also be asked to approve the issuance of additional shares in connection with the consolidation. Shareholders of each Acquired Fund will be asked to vote on the reorganization of their fund into the Acquiring Fund at a special meeting currently targeted for early-second quarter 2018.

The commencement and terms of the tender offer and the terms of the targeted discount policy (described above) are pursuant to a standstill agreement between the Funds and City of London Investment Management Company Limited (“CoL”). Pursuant to the agreement, CoL has agreed to (1) tender all shares of the Acquiring Fund beneficially owned by it in the proposed tender offer, (2) vote all shares beneficially owned in favor of all Director nominees and proposals submitted at the 2018 special and/or annual meetings to effect the consolidation and (3) be bound by certain “standstill” covenants through December 31, 2019. Also pursuant to that agreement, the Acquiring Fund’s post-consolidation expense ratio will be capped at 1.20% through December 31, 2019 (excluding leverage costs, tax and non-routine/extraordinary expenses).

Important Information

The information in this press release is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed combination, the Acquired Funds and the Acquiring Fund plan to file with the Securities and Exchange Commission a combined joint prospectus/proxy statement and the Acquiring Fund plans to file a proxy statement. When the combined prospectus/proxy statement or proxy statement, as the case may be, becomes available, shareholders are advised to read it because it will contain important information about the proposed transaction and related matters. The combined prospectus/proxy statement and proxy statement, when available, will be available for free at the Commission’s website www.sec.gov.

International investing entails special risk considerations, including currency fluctuations, lower liquidity, economic and political risks, and difference in accounting methods.

Closed-end funds are traded on the secondary market through one of the stock exchanges. The Funds’ investment return and principal value will fluctuate so that an investor’s shares may be worth more or less than the original cost. Shares of closed-end funds may trade above (a premium) or below (a discount) the net asset value (NAV) of the fund’s portfolio.

There is no assurance that any Fund will achieve its investment objective. Past performance does not guarantee future results.

In the United States, Aberdeen Asset Management (AAM) is the marketing name for the following affiliated, registered investment advisers: Aberdeen Asset Management Inc., Aberdeen Asset Managers Ltd, Aberdeen Asset Management Ltd, Aberdeen Asset Management Asia Ltd and Aberdeen Capital Management, LLC. Excluding Aberdeen Capital Management LLC, each of these advisers are wholly owned by Standard Life Aberdeen Plc.  Aberdeen Capital Management, LLC is a wholly-owned subsidiary of Aberdeen Asset Management Inc.

If you wish to receive information from or about any Fund electronically, please contact InvestorRelations@aberdeenstandard.com

http://cef.aberdeen-asset.us

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